UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
Argon ST, Inc.
(Name of Subject Company)
Argon ST, Inc.
(Names of Person(s) Filing Statement)
Common Stock, par value $.01 per share
(Title of Class of Securities)
040149106
(CUSIP Number of Class of Securities)
Terry L. Collins, Ph.D.
Chairman, Chief Executive Officer and President
Argon ST, Inc.
12701 Fair Lakes Circle, Suite 800
Fairfax, Virginia
(703) 322-0881
(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)
Copies To:
Jason C. Harmon, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Vortex Merger Sub, Inc., (the “Merger Sub”), a wholly-owned subsidiary of The Boeing Company (the “Parent”), for all of the outstanding common stock of Argon ST, Inc., (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of June 30, 2010, by and among the Parent, the Merger Sub and the Company.
Important Information about the Tender Offer
The Offer described herein has not yet commenced, and the information attached is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the Offer is commenced, Parent will cause Merger Sub to file a tender offer statement on Schedule TO with the SEC. Investors and Argon stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Argon with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement will be made available free of charge to all stockholders of Argon ST, Inc. at www.argonst.com or by contacting Argon ST, Inc. at 12701 Fair Lakes Circle, Suite 800, Fairfax, Virginia 22033, (703) 322-0881.
Statement on Cautionary Factors
Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Argon stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, business partners or governmental entities; as well as risks detailed from time to time in Argon’s public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended September 30, 2009, subsequent quarterly filings on Form 10-Q and the solicitation/recommendation statement to be filed in connection with the tender offer. The information contained herein is as of June 30, 2010. Argon disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the filing of this information or otherwise. Copies of Argon’s public disclosure filings are available from its investor relations department.
Exhibit Index

Exhibit	Description

99.1	Press Release dated June 30, 2010

99.2	E-mail communication transmitted to Argon employees on June 30, 2010

99.3	Presentation to Argon employees